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                              SERVICES AGREEMENT

      THIS Services Agreement ("Agreement") is made this 8th day of July 1999, by and between Pacific Life & Annuity Co. ("PLA"), an Arizona corporation, and Pacific Life Insurance Company (PLIC), a California corporation.

      WHEREAS, PLA desires to contract with PLIC to provide certain services for certain individual life, individual annuity, and institutional product contracts; and

      WHEREAS, PLIC desires to provide such administrative services for PLA on the following terms and conditions;

      NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties do mutually agree as follows:

1. Services. Subject to the terms and conditions set forth in this Agreement, PLIC agrees with respect to certain PLA contracts, specifically, any and all individual life, individual annuity, and institutional product contracts (collectively "the Contracts"), to provide the administrative services described in Schedule A, attached hereto and made a part hereof, together with such other services that PLA may reasonably request (collectively "the Services") with respect to the Contracts.

2. Charges for Services. As consideration for the Services provided by PLIC pursuant to the Agreement, PLA agrees to pay PLIC a fee based on actual costs, determined in a fair and reasonable manner, which costs will not include a profit factor and which will be allocated equitably in accordance with customary insurance accounting practices, where applicable, consistently applied. For purposes of this Agreement, the parties agree that at no time will charges for Services exceed the amounts reflected in the Contract Specifications provided by PLA from time to time to PLIC.

3. Subcontractors. PLIC may subcontract with any subsidiary or affiliate of PLIC to provide Services; provided that subcontracting shall not result in an increase in the amount charged for such Services or a decrease in the quality of such Services provided.

4. Indemnification. PLA agrees to defend, indemnify and hold PLIC harmless from and against all costs, reasonable expenses, losses, damages, attorneys' fees, claims, obligations and liabilities imposed upon, incurred or asserted against PLIC which arise out of or in any manner are connected with Contracts administered by PLIC under this Agreement, except if the conduct of PLIC constitutes an intentional tort, reckless conduct, gross negligence or bad faith, or if PLIC issues a Contract which is inconsistent with the approved policy specifications.

5. Underwriting and Claims Services. All underwriting and claims services provided to PLA under this Agreement are to be based upon the written criteria, standard and guidelines of PLA. PLA shall have the ultimate and final authority over decisions

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      and policies relating to the Contracts; to include but not limited to the acceptance, rejection or canceling of risks relating to or with respect to such Contracts.


6. Supervision by the Company. PLIC acknowledges that (a) the Board of Directors and officers of PLA are vested with the power, authority, and responsibility for managing the business and affairs of PLA, and (b) any and all actions taken or advice or services provided pursuant to this Agreement by PLIC are subject to the continuous supervision and approval of the Board of Directors and the officers of PLA.

7. Billing. All charges made pursuant to this Agreement shall be billed by PLIC monthly, if feasible, but in no event less frequently than quarterly. Payment is due as soon as practicable, but in no event later than 60 days after presentation of the billing. Interest may be assessed by PLIC 61 days after presentment of the billing, at a 3-month LIBOR rate. Billings shall be accompanied by sufficient documentation to support the charges and to meet all state insurance regulatory requirements. Statements are subject to final adjustment only if mutually agreed upon by both parties.

8.    Accounting Records and Documents.

(a) The books, accounts, and records of each party to all transactions shall be maintained so as to clearly and accurately disclose the precise nature and details of the transactions, including accounting information that is necessary to support the reasonableness of the charges or fees to the parties. PLIC shall keep such account and records insofar as they pertain to the computation of charges hereunder available at its principal offices for audit, inspection, and copying, during reasonable business hours, by PLA and persons authorized by it and any governmental agency having jurisdiction over PLA.

(b) All books, records and files established and maintained by PLIC by reason of its performance under this Agreement which, absent this Agreement, would have been held by PLA, shall be deemed the property of PLA, and shall be subject to audit, inspection, and copying, during reasonable business hours, by PLA and persons authorized by it and any governmental agency having jurisdiction over PLA. All such books, records and files shall be promptly transferred to PLA by PLIC upon termination of this Agreement, at PLA's expense.

9. Notices. All written notices, requests, and other communications hereunder shall be delivered to the addresses set forth on the signature page of this Agreement, or any address hereinafter agreed upon by the parties.

10. Governing Law. This Agreement shall be construed and governed in accordance with the laws of the State of Arizona.

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11.   Entire Agreement; Amendment.  This Agreement shall constitute the entire agreement among the parties and supersedes all prior agreements and understandings, whether written or verbal, to the extent such agreements pertain to the rights and responsibilities set forth herein. Notwithstanding the foregoing, this Agreement does not supersede either of the Pacific Life Insurance Company Administrative Services Agreement with the Pacific Life Insurance Company and its Subsidiaries and Affiliates dated September 1, 1997 and the Investment Management dated January 1, 1990. This Agreement may be amended only in writing executed by all parties.

12. Arbitration. In the event any dispute arises between the parties related in any way to this Agreement on which agreement between the parties cannot be reached, the dispute shall be decided by arbitration in accordance with procedures agreed upon by the parties after such dispute arises.

13. Termination. This Agreement may be terminated upon 60 days written notice by written agreement of either party hereto. PLA may terminate the contract in the event PLIC fails to perform its responsibilities hereunder in a satisfactory manner.

14. Assignment. Except as set forth in Section 3 hereof, PLIC cannot assign its duties or obligation, in whole or in part, under this Agreement to any other firm, organization or individuals without the express written consent of PL&A, which consent shall not be unreasonably withheld.

15. Severability. To the extent this Agreement may be in conflict with any applicable law or regulation, this Agreement shall be construed in a manner consistent with such law or regulation. The invalidity or illegality of any provision of this Agreement shall not be deemed to affect the validity or legality of any other provision of this Agreement.


      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

      PACIFIC LIFE & ANNUITY COMPANY          PACIFIC LIFE INSURANCE COMPANY
      17360 Brookhurst                        700 Newport Center Drive
      Fountain Valley, CA 92708               Newport Beach, CA 92660

      By:  /s/ WILLIAM L. FERRIS              By:  /s/ THOMAS C. SUTTON
           --------------------------              -------------------------
           William L. Ferris                       Thomas C. Sutton
           President & Chief Executive             Chairman & Chief Executive
           Officer                                 Officer

      By:  /s/ AUDREY L. MILFS                By:  /s/ AUDREY L. MILFS
           --------------------------              --------------------------
           Audrey L. Milfs                         Audrey L. Milfs
           Vice President & Secretary              Vice President & Secretary

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                                   SCHEDULE A

                            SERVICES PROVIDED BY PLIC
                  PURSUANT TO THIS AGREEMENT FOR THE CONTRACTS

1.    Marketing

      Supervision, recruiting and product training. Preparation and distribution of illustrations and marketing materials. Communications with the field. Contest qualification and production credit tracking.

2.    Compliance

      Provide contracts and policies in compliance with applicable state and federal laws.
      File PLA contracts and policies with insurance departments and other regulatory agencies.

3.    Policy Administration

      Prepares in accordance with Section 5, and deliver and maintain contracts and policies.
      Obtain clients' acceptance of contracts and policies.
      Maintain originals of all contracts and policies.
      Provide customer service in relation to all contracts and policies. Prepare and issue reports required by state and federal law.

4.    Accounting and Financial Reporting

      Prepares billings and collect premiums and other fees in relation to contracts and policies.
      Provide accounting for contracts and policies.
      Provide financial reporting results for inclusion in PLA financial statements.
      Provide valuation and compliance with valuation and actuarial requirements for business subject to this Agreement.
      Provide support for PLA examinations and audits.

5.    Claims Processing

      In accordance with Section 5, process all claims arising under policies and contracts.
      Maintain claim documents, files and related information.
      Maintain and update beneficiary designations and life assignments. Control and maintain all draft and check stock, claim forms and other forms and documents incidental to claims processing.
      Maintain claims procedural manuals and other instructions.
      Monitor claims for possible fraud.

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Page 2
Schedule A


6.    Licensing and Commission Payment

      Process and issue licenses and commission agreements, and pay applicable fees.
      Calculate and pay commissions.
      Maintain commission payment information, and report such information as required by applicable laws.

7.    Separate Accounts

      Provide services necessary for the maintenance of separate accounts, including but not limited to state and federal regulations as applicable.

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